

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

James Claussen
Executive Vice President and Chief Financial Officer
Ryerson Holding Corporation
227 W. Monroe St.
27th Floor
Chicago, IL 60606

      Re: Ryerson Holding Corporation
           Form 10-K for the Year Ended December 31, 0220
           Filed February 24, 2021
           File No. 001-34735

Dear Mr. Claussen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services